WorldTradeShow.com, Inc. 9449 Balboa Avenue, Suite 114 San Diego, California 92123

May 21, 2007
Remitted Via EDGAR

Ms. Karen Garnett, Esq. Assistant Director Mr. Duc Dang, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	WorldTradeShow.com, Inc File No. 000-51126. Your Letter of May 8, 2007

Dear Ms. Garnett and Mr. Dang:

We appreciate receiving your comment letter of May 8, 2007 with your inquiry as set forth in comment number 1. Allow this letter to serve as the Company's response to your comment letter.

Comment No.

1.        We note that a Form 8-K was filed March 28, 2007 disclosing your issuance of approximately 4.4 million shares and the execution of a convertible promissory note in the amount of $100,000 to acquire "certain assets" from BCVN. We also note that shareholder approval/consent was not obtained as part of this transaction and that the noted transaction, including financial disclosure, is not disclosed in this information statement. Please advise us of the basis for your ability to issue those shares in an asset acquisition absent shareholder approval. Also, please explain why disclosure of the transaction is not required in your information statement.

Response to Comment No. 1

          You ask an interesting question. In the facts here, WorldTradeShow.com, Inc. (the "Company") is a Nevada corporation whose corporate governance with respect to the rights and powers of its Board of Directors under corporate law is primarily determined by the Nevada General Corporation Law (Nevada Revised Statutes, 1957) found at Title 7, Chapter 78 (the Nevada Code) and by the Company's Articles of Incorporation and By-Laws (both of the latter as the "Governance Documents").

Page Two Ms. Karen Garnett, Esq. Assistant Director Mr. Duc Dang, Esq. May 21, 2007	WorldTradeShow.com, Inc.

          Under the Nevada Code, similar to that of corporate code provisions of numerous other jurisdictions, Section 78.115 sets forth the scope of the powers accorded to a board of directors under the Nevada Code.

          This Section provides that the business of the corporation "must be managed by a board of directors..." Section 78.120(1) further provides that the board of directors has "full control over the affairs of the corporation" subject only to such limitations as may be provided in Chapter 78 (of the Nevada Code) or the articles of incorporation.

          Similarly, the Nevada Code takes an approach an approach to corporate governance that follows the American Law Institute (ALI) model code provisions as well. Under the Nevada Code, control over the affairs of the corporation may be limited by specific provisions of the Nevada Code or by the Company's Governance Documents. I have reviewed Nevada Code, there is no basis here to suggest that the Board's action to acquire the assets and issue the 4,400,000 shares and the $100,000 convertible note (the "Board Action) violates the Nevada Code. Further and with respect to the Governance Documents, I have been assured that the Board Action does not pose any conflict with the Company's Governance Documents.

          In this case, the Board Action approves the acquisition of specific assets from a third party. There is no suggestion here that the acquisition transaction was a transaction with an "interested director" or that the Board of Directors failed to fully execute its duty of care in making the determinations regarding the acquisition of the specific assets or in determining the amount and form of the purchase price.

          The Nevada Code does not require that a Nevada corporation obtain shareholder approval for the purchase of specific assets. The facts here do not involve the sale of assets or any merger or acquisition transaction. The subject facts involve only the action taken by the Company's duly constituted Board of Directors in the exercise of its obligations and duties accorded them under the Nevada Code and the issuance of 4,400,000 shares of the authorized but unissued shares of the Company's common stock and the $100,000 convertible note. All of which is entirely within the purview of the powers and authority granted under the Nevada Code and the Governance Documents.

Subject to the information and assurances that I have received from the Company, I am of the opinion that the Board Action was lawful and did not violate the Nevada Code or the Governance Documents.

Page Three Ms. Karen Garnett, Esq. Assistant Director Mr. Duc Dang, Esq. May 21, 2007	WorldTradeShow.com, Inc.

The Company has revised Schedule 14C PRE to fully disclose the shares issued in this transaction. If you have any additional questions, please call our legal counsel, William M. Aul at 619-497-2555.

Acknowledgement of Obligations

Further and in accordance with your request please also allow this letter to provide the Company's acknowledgment that:

1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	The comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We genuinely appreciate receiving your inquiry and the opportunity to review and evaluate the Company's disclosures and filings. You will note that we have filed a revised Schedule 14C PRE that we believe fully responds to your comments. Further, the Company and its Board of Directors will continue to review this matter.

If you have any questions, please contact me. Thank you for your comments and assistance.

Sincerely,

Sheldon Silverman, Chief Executive Officer

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